Filed by Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Extraction Oil & Gas, Inc.

(Commission File No. 001-37907)

The following is the transcript of a conference call conducted by Bonanza Creek Energy, Inc. (“Bonanza Creek” or “BCEI”) on May 10, 2021, regarding the proposed merger of equals between Bonanza Creek and Extraction Oil & Gas, Inc. (“Extraction” or “XOG”):

Operator

Good morning. I am Gigi, and I will be your conference facilitator today. I would like to welcome everyone to the merger of Bonanza Creek Energy and Extraction Oil & Gas Conference Call. (Operator Instructions)

I will now turn the call over to Marianella Foschi.

Marianella Foschi Extraction Oil & Gas, Inc. - CFO

Good morning, everyone, and thank you for joining this call on short notice. I am Marianella Foschi, Chief Financial Officer of Extraction Oil & Gas. And the purpose of today's call is to discuss the definitive agreement that Extraction and Bonanza Creek announced earlier today, to walk through an accompanying presentation and to answer any questions you may have.

Joining us for prepared remarks are Eric Greager, President and Chief Executive Officer of Bonanza Creek Energy; and Tom Tyree, Chief Executive Officer of Extraction Oil & Gas.

Please be aware that on today's call, we may make forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Please see the full disclosures regarding forward-looking statements in the investor presentation and each of our filings with the Securities and Exchange Commission.

On today's call, we may also refer to certain non-GAAP financial metrics. Reconciliation to certain non-GAAP metrics can be found in both companies' press releases and SEC filings.

As a reminder, this call is being recorded and a press release and slide presentation regarding today's news are both available on the Investor Relations section of Bonanza Creek and Extraction's respective websites. We would encourage you to pull up and refer to the slide presentation, as Tom and Eric will be referring to those slides in their remarks.

With that said, I'd like to turn the call over to Tom Tyree, CEO of Extraction.

Thomas B. Tyree Extraction Oil & Gas, Inc. - CEO & Director

Thanks, Marianella, and good morning to everyone on today's call. I also want to welcome Eric Greager, President and CEO of Bonanza Creek; and members of our collective management team who are here with us in Denver.

About an hour ago, Bonanza Creek and Extraction announced that they have entered into an agreement to combine the 2 companies in an all-stock merger of equals. We believe the combination of these 2 operators will create a new Colorado energy leader. In addition to being one of the largest independent producers in the state, we will become Colorado's first net-zero oil and gas company on a scope 1 and scope 2 basis.

Following the closing of the transaction, which is expected to occur in the third quarter of this year, the combined company will be named Civitas Resources and will be headquartered here in Denver.

For my comments on Civitas, I will be alluding to our slide deck, which is available on both the Bonanza Creek and Extraction websites.

I'll start on Slide 4. Civitas will be the premier pure-play operator in the DJ Basin. Based on Friday's closing prices of Bonanza Creek and Extraction, the combined company will have an aggregate enterprise value of approximately $2.6 billion. Civitas will operate a production base of 117,000 BOE per day with proved reserves of 315 million BOE across 425,000 net acres in the DJ Basin.

Estimated 2021 EBITDA for the combined company is in excess of $750 million, reflecting the strong economics in the DJ as well as $25 million in estimated annual synergies from the transaction. Importantly, we expect this business to be a cash flow machine, with free cash flow estimated at $485 million this year on a pro forma basis.

Turning to Slide 5. Civitas will take to the next level an E&P business model that has been actively pursued by both Bonanza Creek and Extraction. The model is defined by operational discipline, commitment to free cash flow, alignment with shareholders, environmental and community leadership and best-in-class governance.

In the case of Civitas, we start with an exceptionally high-quality asset base that provides the ability to maintain production levels over the longer term with an EBITDA reinvestment rate of less than 50%. We layer on an industry-leading cost structure, with G&A and LOE together of approximately $4 per BOE. We support the enterprise with a rock-solid balance sheet with pro forma leverage at 0.3x EBITDA. And we're left with the business with a free cash flow yield of over 20% and a commitment to return a meaningful share of that cash to our shareholders.

The current annual dividend on the Bonanza Creek surviving shares is $1.40. We expect that dividend to be increased to $1.60 right out of the box at closing, reflecting a sharing of about 50% of the transaction synergies directly with our stockholders. Civitas shares will have a pro forma dividend yield of over 4%.

All of that said, the focus of the new company will extend beyond the shareholders to include all of our stakeholders. Civitas will expand on the environmental, social and governance initiatives already being pursued by Extraction and Bonanza Creek with a commitment to become Colorado's first net-zero oil and gas producer. We'll do that through our continuing reduction in operational emissions, coupled with a multiyear investment in certified emissions offsets.

Final point. Civitas brings greater scale but also scalability. The new company is increasing its liquidity and market relevance. And as the premier public pure-play in the DJ Basin, we are extremely well positioned for further consolidation down the road.

Turning to Slide 6. The transaction itself is an all-stock merger of equals of Bonanza Creek and Extraction that we expect to close in the third quarter of this year. Under the terms of the agreement, Extraction shareholders will receive a fixed exchange ratio of 1.1711 shares of Bonanza Creek for each share of Extraction common stock. At closing, Bonanza Creek and Extraction shareholders will each own 50% of Civitas.

Eric Greager, the current CEO of Bonanza Creek, will serve as Chief Executive Officer of Civitas. Ben Dell, the current Chairman of Extraction, will serve as Chairman of the Board of Civitas, and that Board will be comprised of 8 Directors, 4 from Bonanza Creek, and 4 from Extraction. The transaction is a true merger of equals.

Yesterday, the boards of both companies unanimously approved the merger. Kimmeridge Energy, which owns approximately 39% of Extraction's common stock, has entered into a support agreement to vote in favor of the transaction. The transaction is subject to normal closing conditions, including approvals by Bonanza Creek and Extraction shareholders.

To Slide 7. I do want to take a minute to speak about the pro forma management team at Civitas. In addition to Eric Greager, 5 other senior managers have been named, all of whom are here with us in Denver. Matt Owens will be Chief Operating Officer of Civitas; Marianella Foschi will be CFO; Skip Marter, General Counsel; Sandi Garbiso, Chief Accounting Officer; and Brian Cain, VP of ESG.

I've had the privilege of working closely with each of these professionals. As CEO of Extraction, I spent a year in the trenches with Matt, Marianella and Brian working right through the pandemic. And previously, I had the opportunity to work with Eric, Skip and Sandi for 2 years.

This is an exceptional team. They bring to bear the best practices from other firms in the basin, including PDC, the former Anadarko, and the former Encana, not to mention their outstanding track records established at Bonanza Creek and Extraction.

They will be motivated, and they will be aligned. The expectation is that 100% of management's incentive compensation will come in the form of common stock in the new Civitas. And that the majority of that stock will be performance shares tied directly to total shareholder return. When shareholders do well, our management team will do well. That's how it should be, and that's how it will be at Civitas.

So with that, let me turn it over to Eric Greager, soon to be Chief Executive of Civitas Resources.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Tom. I'll pause for a moment on Slide 8 to reiterate that this is an at-market merger of equals. It is accretive on all key metrics: cash flow per share, dividend per share, inventory quality, credit quality, cost of capital and cash cost structure.

On Slide 9, I'd like to point out a few key attributes to the combined company. One of the things I'm very proud of at BCEI is our response function. No public E&P shut down CapEx faster or reduced it further in percentage terms at the start of the pandemic in March of 2020, and no one stretched their base farther. You can expect the same signal response function going forward, except Civitas will be sitting on a larger base of high-quality assets with expanded operational flexibility across the basin.

You can expect a peer-leading cash cost structure, low financial leverage, responsible stewardship of resources, value-conscious operatorship and a transparent, accessible leadership team. Civitas will provide a progressive framework for achieving ESG targets, which will help serve the interest of our partners, employees and the communities in which we operate.

On Slide 10, we show the sources and uses of cash flow in 2021 as a representation of how we'll prioritize the allocation of capital over time. You see clearly here, it is our intention to maximize free cash flow and accelerate the distribution of cash to shareholders. Over time, we'll reinvest up to 50% of our EBITDA to hold production broadly flat while liberating the balance as free cash to be allocated to the highest returning opportunities. Disciplined reinvestment maximizes free cash flow to support material dividends, including the payment of $1.60 per share effective at closing.

On Slide 11, we show the position of Civitas relative to peers, especially relative to our only remaining public DJ peer on leverage ratio and proxy for cash costs.

On Slide 12, we show Civitas, again, relative to peers outside the basin and in DJ on production, liquids mix and EBITDA. This is a cost and margin business and the combination of high liquids and low cash costs drives margin expansion, amplifying profitability.

On Slide 13, we highlight the implied EV-to-EBITDA multiple of Civitas as well as the free cash flow yield. And it's clear that with increased scale and relevance, there is a significant opportunity for multiple expansion.

On Slide 14, we show the complementary leasehold position, and it's obvious there will be opportunities for operational and marketing optimization as well as disciplined inorganic growth, also the benefit of shareholders.

Slide 15 helps complete the picture around opportunities for operating efficiency, gathering and marketing optimization and accumulation of synergy value, all to the benefit of shareholders.

Now I'll turn it over to Brian Cain to expand on Civitas' sustainability and ESG leadership. Brian?

Brian Cain -

Thank you, Eric.

I'm on Slide 16. One of the most compelling benefits of this combination is our shared cultural commitment to ESG leadership within our industry. Civitas will expand on the ESG initiatives already pursued by both Bonanza Creek and Extraction, and we're focused on best-in-class.

Extraction has a demonstrated competency in driving down emissions throughout our operations. We view operational emissions reductions as foundational to our ESG program, and we will continue to make progress on that front as we identify new opportunities for optimization and emissions reduction within this combined company. To do so, we'll employ a suite of environmental best practices that include retrofitting legacy facilities, plugging legacy wells, reducing or eliminating flaring, among many others.

Civitas is also committed to being net-zero scope 1 and scope 2 by close of this transaction. What that means is that we're focused on prioritizing the continued reduction of operational emissions as well as offsetting whatever emissions we do produce on both a scope 1 and scope 2 basis.

One thing that I want to make clear is that our investment in offsets does not, in any way, reduce the importance we put on curtailing operational emissions. And in fact, it's quite the opposite. We consider this net-zero commitment as foundational to our ESG culture within this new company and such a commitment incentivizes us to continue seeking emissions reductions throughout our operations.

I'll now hand it back to Eric to discuss some of the major projects we'll be undertaking within the ESG function.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Brian.

On Slide 17, we highlight a few more of the ESG initiatives underway. We believe in responsible stewardship of all resources, air, water, land, human and capital. Both companies have been working hard to improve environmental performance, and we're eager to combine skills, talent and knowledge to move forward with real improvements across our operations to help ensure our license to operate.

We look forward to reinforcing a culture of performance, to cultivating and maintaining a transparent, diverse and inclusive merit-based environment. We are committed to best-in-class air monitoring technology and facility validation, and we will be seeking a responsibly sourced gas designation for the energy resources that we produce. From EV fleet adoption to community solar facilities, to financing a community fund to sponsor local grants and scholarships, Civitas means community, and we are deeply committed to being an industry leader in ESG.

Moving on to Slide 18. We highlight the Civitas Board of Directors here. This board brings together a diverse group with decades of relevant experience across critical capabilities, and includes individuals who have a depth of knowledge and expertise outside the energy space.

On Slide 19, I want to focus on the accelerated distribution model. Organically, we'll maintain mostly flat production over time at less than or equal to 50% reinvestment rate. With disciplined capital deployment, operational and cost excellence and focus on shareholder value, we embody an E&P business model that is ideally suited to deliver for all of our stakeholders.

With that, I'd like to turn it over to the operator for any questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Leo Mariani from KeyBanc.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

I wanted to see if you could provide a little bit more detail around the $25 million in synergies. You guys mentioned that it was both, I guess, kind of operational and capital. Could you maybe break that down? How much of that is more operational? How much is capital? And then maybe just on a further breakdown, provide a little bit more detail on sort of the plans to kind of achieve those goals? And what steps are you going to do to hit the synergies and some of the time lines associated with it?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Leo. This is Eric Greager.

Let me be clear, it is primarily G&A synergies. The lion's share of the $25 million per year is G&A. As you would expect, given the fact that the 2 operating footprints don't overlap a great deal, there's not a large contingent of redundant roles in the field. There are a few, I would say, a handful of roles within the total OpEx operating system out in the field that will be redundant. But primarily, the G&A synergies -- the synergies are derived through reductions in force around G&A.

And it's not all people cost. There are also clear savings related to audit functions, trade groups, real estate here downtown and all the rest. And the will also be material improvements to CapEx efficiency. That is related to economies of scale, buying power and just larger, more level-loaded operations across the basin.

Let me stop there and see if that provides enough color and character around the $25 million a year synergy value.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

No, that's definitely helpful. Yes, it sounds like it's largely G&A in terms of what you guys are forecasting, that makes sense.

Maybe just to kind of move in a little bit of a different direction here. Can you guys provide maybe a little bit more color around the background of the deal and how this sort of came together? And then just additionally, for you, Eric. Obviously, you guys just closed this HPR deal just over a month ago, and I guess we're right back into the fray here with another consolidation opportunities.

So maybe just probably a little bit more color around the background and just your you're thinking on continued consolidation. Obviously, you guys mentioned in your prepared comments, but also in the slides, there was certainly reference to being a kind of a partner for future consolidation for other folks.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. Thanks, Leo. We have been working with the XOG team dating all the way back to last summer. And if those of you who read the background of the merger to the Bonanza Creek, HighPoint transaction, recognize there were quite a few parties talking over last summer. It turns out one of those parties that we were speaking to was XOG. They were running a process, of course. It was a potential M&A transaction inside of the Chapter 11 restructuring. And that process allowed us to get pretty close to the team and a pretty detailed understanding of the assets.

And while we couldn't get it done last year, it really gave us an opportunity to get a jump on this one because a lot of the work had been done, a thorough understanding of the assets on both sides. And obviously, a much cleaner story on the Extraction side for us to engage against.

So we've been talking on and off since early last summer. And Ben, Chairman of -- now Chairman of the Extraction side, the Extraction Board of Directors; and Brian, of course, the Chairman of the Board for the Bonanza Creek side, have maintained that dialogue along with those of us on the management team and our technical people. And so it goes back. It's been on again, off again based on opportunities and exclusivity throughout the HighPoint transaction.

Let me now pivot to the HighPoint transaction and the synergies. That deal was announced on November 9, 2020. And while a 5-month period between announcement and close is not optimal, we had a lot to accomplish, and we had 5 months to get a real jump on some of the synergies, integration and transition work. And we really took -- we took advantage of that.

By the time we closed on the HighPoint acquisition, we had already reduced about 2/3 of the bodies that were ultimately going to be involved in the ultimate total reduction in force related to the G&A synergies. And that happened at the moment of close. So those individuals -- that reduction in force related to those individuals, they never came on to the Bonanza Creek payroll at all. The balance who did, about half of those have already been transitioned out.

In addition to that, the 4 floors that HighPoint had downtown, we managed to -- because we had the opportunity to take HighPoint through prepackaged bankruptcy, we were able to reject those 3 floors downtown, leaving only 1 floor that we now occupy at an at-market rate. And we also rejected 1 floor that had been a responsibility that's been taken on by HighPoint during the Fifth Creek acquisition down in the tech center. We rejected that as well.

In sum total, we've taken about 80% of the total real estate cost on a run rate basis and about 80% of the people cost that we anticipated on a run rate basis, and that's already sort of points on the Board having been accomplished.

In terms of transition and integration, we're well on our way. We've got many, many back-office functions already integrated. We've got a lot of enterprise applications already integrated. And in fact, because of the 5-month period between announcement and close, we were able to get a real jump on integration and transition.

So let me stop there and say that's a great question. It's one of the things that we really had to -- we had take into consideration how could we jump in, in just a few weeks and start the analysis. But when you combine the work that had been done last year between the Extraction and Bonanza teams and the jump that we've gotten as a result of the extra time through -- prior to close with HighPoint, we felt real confident and continue to feel confident that we've got a strong leg up on this announcement and ultimately, on the close.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Okay. That's great color, for sure. And perhaps you can just kind of speak to the thought process in the combined Civitas being kind of a preferred consolidator in the DJ going forward. Are you guys basically just sort of telling the market here that you'd like to do other, let's call it, similar type deals, where there's not all that much in the way of premium ball where you kind of keep the same type of model, where there's not a big focus on growth, but the focus is on free cash flow, lower reinvestment rates and just continuing to kind of wring out costs of any entities that you acquire going forward? Is it pretty much just going to be the same process, call it, rinse and repeat now that you've done the HPR and the Extraction combination?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. They're all going to be a little bit different, Leo, as you know. But I think you can count on one thing. We're going to be disciplined, and we will continue to search for value.

And what this creates is an opportunity now to create massive synergies along the eastern flank, massive synergies along the western flank and really creating an opportunity where across the basin, we'll be able to take advantage not only of those synergies, but of improved relevance, increased economies of scale and additional optionality with respect to not only drilling and completions optionality, but marketing optimization, gathering optimization, again, all to the benefit of the operating assets, lower gathering system pressures, taking advantage of opportunities to move the product through low-pressure systems, lower pressure systems and to preferred outlets and interconnects.

We're hunting long-term value creation, near-term yield and we'll continue to be a low-cost, low leverage, low growth, value-conscious operator. And that means we're going to look to look across the opportunity set and maximize the returns, whether that is inorganic engagement on M&A or A&D, blocking up, talking in and acquiring working interests in the DSUs and acreage position we already operate for larger, more transformational M&A engagement. Let me stop there and see if that helps answer some of the questions.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

No, I think it does for sure. And maybe just lastly here for you, Eric. Clearly, when you look at a stand-alone Bonanza Creek, one of the things that clearly stood out was the fact that it was a very rural eastern footprint that seemed to be, let's call it, largely bulletproof with respect to future maybe regulatory challenges. I know nothing is quite bulletproof, but I guess on a relative basis. So how do you think about the combination with XOG, which offers a lot more suburban exposure and additionally, maybe doesn't have quite the depth of kind of current permit inventory that Bonanza does at this point?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. It's a good question, Leo. If you if you're in the camp that I'm in, which believes that consolidation in DJ is inevitable and that one should be agnostic with regard to gas, oil, urban, rural, then what you really do is you look for value creation. And we see this as both inevitable and a fantastic opportunity to create value to the benefit of our shareholders. And not only this transaction but future transactions have the opportunity to really create value for our shareholders, for the company, for the shareholders and for all of our stakeholders.

So what this creates is an opportunity for us to bring forward and bring to bear the full competencies that both companies provide. It's complementary. Bonanza Creek didn't have to build the muscle to work in a more suburban environment, but XOG did. And they're as good a team as there's ever been operating in the urban corridor. And you couple that with the optionality that is created with the diversity of opportunities from Hereford, all the way down to Hawkeye, up the western flank and up the eastern flank with wholly-owned gathering systems and other options along the way. And there's ample opportunity for us to move across the basin, applying the very best practices along the urban corridor with regard to stakeholder engagement along the eastern flank in the rural areas.

We think this really is the optimal time and the optimal transaction to bring all those skills and talents together at a time when we can really leverage the opportunity that sits in front of us with regard to kind of the multiple opportunities for M&A, A&D, tuck-in, puzzle piece and block up. Let me stop there, Leo, and see if that helps clarify our thoughts around urban and rural.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

No, that's great. I appreciate all of the color. Congrats on the deal.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Leo.

Operator

Our next question comes from the line of Neal Dingmann from Truist.

Neal David Dingmann Truist Securities, Inc., Research Division - MD

I'll try to keep mine under 5 or 6 questions as well. My first is just on -- could you guys talk a little bit on cadence? Obviously, you've got a great map out there, big footprint, Eric, as both of you all have talked about today. Any initial thoughts on how you'd tackle that because of Colorado regulation. Would you go after more some of the suburban areas first? Or just any color you can give around there, given you have such a very nice footprint.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Neal. We've got 2 separate operating companies until close. Both operating companies have nominally $160 million in guided CapEx programs for 2021. We'll be working tirelessly between now and close to integrate our development plans.

What we're going to do is we're going to focus on maximizing project level returns. And we'll be working together to ensure that as we develop this what I think I referred to in my prepared remarks as a mostly flat production profile over time, we'll take the very best opportunities first. We call that a creaming curve where the cream rises to the top, right? You've got the very best opportunities first.

We'll take an agnostic view on where the legacy assets lie in terms of which company they come from but move to the very top opportunities that have the highest return on capital. We'll cream those off over time, and we'll continue to drive lower cost to bring more and more of those opportunities up the curve. Let me stop there, Neal, and see if that helps.

Neal David Dingmann Truist Securities, Inc., Research Division - MD

No. That's great color. And then just could you talk -- you guys have a great -- I mean, on both sides, a fantastic sort of shareholder payout for folks, I mean, again, and noted on the higher dividend. I guess my question is both had been taking kind of what I'd call a rather conservative approach to start the year with, I think, Extraction with one and [airlift] you guys with no rigs and maybe bringing one later.

Again, I know as you said, it's still early on thinking about the combination, but is the plan still -- I'm just thinking broader more about shareholder return and less about trying to have production growth. Maybe if you could just talk on that a little bit.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes, Neal, that's exactly right. We kind of think about the production profile over the near term, as a result, as a dependent variable as opposed to an independent variable. We will drive -- production will be what production is based on maximizing our free cash flow. And when there's an opportunity to maximize the return on an invested dollar and that invested dollar goes into the ground, then it will contribute to growing the production base.

And -- but one of the things you can anticipate is that we're not going to grow this thing over time more than 1% or 2. Like it's very slightly growing, mostly flat, and there'll be times when it won't grow over several quarters. There'll be times when it might grow 1% over a couple of quarters. There will be times when it may shrink a couple quarters by 1% or 2%.

The point is really that the production forecast is an output, not an input. We're going to use maximizing levered free cash flow and a distribution strategy to our shareholders as our driving value and focusing as much attention as possible on being the very best steward for environmental performance that we can be. Let me stop there and just hope that kind of outlines maybe our top 2 or 3 priorities.

Neal David Dingmann Truist Securities, Inc., Research Division - MD

No, that does, and just to tail into that and the last one I had was just, does that mean that the reinvestment rate you would have kind of a set sort of cash flow reinvestment rate and that would just sort of oscillate depending on prices? I mean, I guess that's going to -- is that the way to think about it?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

It absolutely will. The reinvestment rate is for a mostly flat production profile over the longer arc of time, the reinvestment rate is going to undulate around 50%. It may be 1 point or 2 above, it may be several points below. But the point is it's not going to be driven as a hard and fast rule on reinvestment rate or a hard and fast rule on production profile, but more driven by moment-by-moment maximization of returns on the invested dollar and maximizing free cash flow.

Operator

Our next question comes from the line of Michael Scialla from Stifel.

Michael Stephen Scialla Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Congratulations on the deal. Eric, when Bonanza acquired HighPoint, the HighPoint completion activity was kind of put on hold. You mentioned the creaming curve here that you're going to be looking at. I'm just wondering, do both companies operate as they have been between here and the deal close? Or do you plan on implementing any changes between here and there?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. It's -- the 2 companies will operate independently, Mike, and each company has its own operating plans to stick with. We'll work as quickly as we can to integrate those plans and to high-grade the opportunities.

But we don't see similar circumstances where -- if you recall, one of the things that we recognized reasonably quickly after announcement but we couldn't talk terribly transparently about was that there were opportunities that would create real value if we could halt the plan that HighPoint had to stimulate some of the wells, and that was related to more intense stimulation design. We wanted to get the combined teams involved in those designs. And importantly, we wanted to make sure that those wells were turned to sales via our MI to maximize the return and minimize the facilities related capital.

We don't see opportunities like that here in the interim. So between today announcement and deal close, which we think could be, say, mid-August to early September, we don't see similar circumstances. These are very, very high-quality assets. This team punches above its weight in terms of -- and I mean the XOG team, in terms of demonstrating an understanding and an ability to really drive performance out of the subsurface.

That -- the resource that runs north to south under the synclinal axis or right along the synclinal access, that is some of the very best DJ resource, high-pressure, high porosity, high permeability, high thermal maturation, lots of pressure, and that means really strong economics in today's price environment.

So there just aren't the same kinds of opportunities that exist in this interim time between announcement and close. So I don't anticipate, as I sit here today -- now granted, I didn't anticipate, as I sat here on November 9, but soon thereafter, we made those discoveries and made those changes. I just don't see the same situation setting up here, Mike.

Michael Stephen Scialla Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Very good. Okay. And with 425,000 net acres now, do you see the need for that bigger footprint to maintain flat production for an extended period? Or is there any acreage the combined companies would look to monetize at some point after close?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

We will get after that analysis immediately. I think the short answer is it's probably yes. There's always acreage that is out in the tail of your premium inventory that might be accretive to someone else's development plan. And if that can create value for shareholders and drive real returns to the business, we'll absolutely consider that.

It is a large footprint. And the last thing you want to do is let some of the stuff out in the tail die on the vine when you could take advantage of some strength.

Michael Stephen Scialla Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Got it. And just last one for me. Obviously, the deal had been discussed, you mentioned, since last summer. A lot of work apparently went into that before this announcement. Could you just talk a little bit about how the management team was determined to come out of gate with the management team is a little bit unusual, in a 50-50 transaction like this? I assume it was, I suppose, made at the Board level, but any details you could provide on that?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. It was made at the Board level, Mike. And I was privileged to be part of some of the conversation, but not all of the conversation.

These -- we really take merit and performance seriously. And I think the combined boards spent, given this accelerated time line, as much time as they possibly could. But I think there were notions that had started perhaps way back in the summer about how this thing could come together. And once it really heated up in the past month or 6 weeks, we were able to bring those notions to the surface and really test some of the assumptions, get to know one another better, and I think this is not only at the Board level, the 4 plus 4 arrangement. But based on the committee assignments, the balance of inside industry, outside industry, financial, operational and technical.

And then you look at the management team as well. It's a 3 plus 3 management team created to take advantage of -- for example, Matt's got institutional knowledge along the western flank that despite the fact that I worked on the Crestone Peak assets years ago when they were owned by Encana, I just -- I cannot -- there's no possible way I could understand the western flank assets as well as Matt does. And that's really important. And Matt has been focused on the western flank in their own assets and doesn't, as we sit here today, understand RMI and the HighPoint gathering system and the assets on the eastern flank as well as I do and as well as Dean does. And so we really think it's a complementary set of skills. And that's just one example. That's just the operating side of the business, just operations and kind of subsurface.

But that same philosophy applies across finance and marketing. We're bringing the best of 2 companies, the best of 2 workflows, the best of all of what these 2 companies have to offer along ESG, subsurface, surface cultural, stakeholder engagement and all the rest.

So it was -- like they always are, it was many rounds of conversations, difficult conversations and recognizing that you can't always come out with both sides entirely intact. Otherwise, they wouldn't call these synergy-generating opportunities. So while there's some pain to go around, we also think we've brought the very best of both sides together in terms of operations, subsurface, surface culture, ESG and all the workflows and business processes.

Operator

Our next question comes from the line of Nicholas Pope from Seaport Global.

Nicholas Paul Pope Seaport Global Securities LLC, Research Division - Research Analyst

Congratulations on a lot of stuff, keeping me busy with the modeling here.

I was -- I've been a little bit away from Extraction more recently. So I was hoping -- I was trying to understand a little bit about -- I know they divested Elevate (sic) [Elevation] Midstream. Trying to understand kind of philosophically how the combined companies are going to be thinking about what, you on the Bonanza Creek side, have with RMI and kind of what their expectations were going -- were going forward on their midstream kind of as a new stand-alone ex midstream company. Just how do you view that part of the business right now going forward in the combined entities? And what is it?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. Let me -- I'll tell you what, let me take a whack at it, and then I'm going to pitch it to Matt for some follow-on with regard to their gathering system, gathering situation vis-à-vis Elevation and the other kind of gathering interfaces.

First, on RMI, our plans haven't changed. We're going to continue working hard every day to integrate the fairly significant gathering assets that came over as part of the HighPoint acquisition. We're well underway, rationalizing compression, lowering the gathering system pressure expressed at the wellhead, tying systems together, taking rights of way where we need them and tie it in parallel and intersecting systems. So we're going to continue all that work, creating value to the wellhead with the RMI and HighPoint gathering assets.

And that's not going to change. We think that system adds a lot of durable, low-pressure gathering and optionality as well as flow assurance to our wellhead operations on the eastern flank.

Let me hand it over to Matt, and he can talk a little bit more about the gathering situation on the western flank in the Extraction assets.

Matthew R. Owens Extraction Oil & Gas, Inc. - Co-Founder, COO & President

Thanks, Eric. You're correct. We no longer have ownership in Elevation. That was, at one point, prior to our Chapter 11 process and operated midstream subsidiary. We no longer operate that, and we do not have a midstream subsidiary any longer that has any operations.

There could be potential in the future where RMI could potentially build some wellhead gathering to some of our acreage, for instance, in like Hawkeye, where we have dedications on processing, but not necessarily on wellhead gathering. So there could be some overlap in, I guess, expertise there if that did happen in the future. But right now, we're not far enough along in planning that development yet to know whether that could work.

Nicholas Paul Pope Seaport Global Securities LLC, Research Division - Research Analyst

Matt, I'm curious, as you look at like operations kind of post that divestiture, have you -- has that changed how wells have come online or how the field is produced at all? Or is it pretty seamless as it's been -- as that piece of the business has kind of changed?

Matthew R. Owens Extraction Oil & Gas, Inc. - Co-Founder, COO & President

So that area, if you remember, that is serviced by Elevation is our Broomfield area. I will say that everything has run great. Their run time efficiency is nearly 100%. So we have not had any issues in terms of the gathering or compression associated with the water, the oil or the gas in that area. The service has been outstanding thus far.

Operator

Our next question comes from the line of Noel Parks from Tuohy Brothers.

Noel Augustus Parks Tuohy Brothers Investment Research, Inc. - MD of CleanTech and E&P

Really interesting deal. One thing I'm wondering about is, as you look at what you're achieving with synergies and cost improvements and as extraction has also, can you just give some perspective, relative to the remaining private operators out there, could you give an idea of where maybe your drilling and completion costs stand versus some of the others that are out there? Just trying to get a sense of just relative efficiency.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. Along the eastern flank -- so again, I'm going to speak along the eastern flank in terms of D&C on a lateral foot basis. And I'm going to pitch it to Matt, and he'll give you some understanding along the western flank.

You heard me, Noel talk about the quality of the resource there on the synclinal axis along the urban corridor. And deeper, hotter, higher porosity, permeability and pressure means that higher quality reservoir doesn't require as much intensity to really bring it to life as a little lower pressure, more viscous eastern flank reservoir does.

And so what you'll tend to notice from west to east is a slightly higher intensity stimulation design and you'll see -- we'll talk plainly about this, and I'll just give you some numbers here. Within Bonanza Creek, it costs us or we invest about $500 to $525 per lateral foot for D&C. That excludes tie in and excludes facilities because most of the wells are tied into RMI and have minimal tie in and facilities. So that's D&C only. Again, $500 to $525 per lateral foot depending on XRL, MRL or SRL. The SRLs are -- they tend to be a little on the high side of that, and the XRLs tend to be on the low side of that. But that's a good kind of central tendency to the data set.

When you move to the east, it's a little higher quality reservoir rock, and I'll pitch it to Matt, and he can follow-up here.

Matthew R. Owens Extraction Oil & Gas, Inc. - Co-Founder, COO & President

Yes. Eric is exactly right. The reservoir changes pretty dramatically as you move to the western flank. But we've noticed over the years operating in the Greeley and Broomfield area up and down I-25 is -- we didn't need to pump as intense completion designs to get very similar results. And as such, the design that we use in a standard practice scenario is about $400 to $410 per foot right now on a fully loaded basis. For example, we pump around 1,000 pounds per foot and that is what we believe optimizes our returns on our wellbore completions.

But as Eric mentioned, as you move to the eastern side, you can see that in their operations and particularly Chevron's, that they do larger designs as you get to that lower gravity oil. And it obviously is working in their well results and I believe maximizing their returns.

So I think there'll be a lot of good collaboration between the 2 operating teams, given that one has spent more time in a higher API area. And then Bonanza has been more in the lower API. And I wouldn't be surprised if we could optimize each other's designs a little bit more going forward.

Noel Augustus Parks Tuohy Brothers Investment Research, Inc. - MD of CleanTech and E&P

Great. And talking -- I want to talk a little bit about maybe a best case or upside case scenario. If, for instance, we do enjoy oil in the 60s or better for a sustained period of time and maybe even to get the strip up there or it's possible to hedge.

Do you -- post deal with your combined cost structure, would that sort of price bring any of the sort of less core resource that's held by other players into being economic to the degree it might be close enough to where you operate that you could actually make it work? And I'm assuming price would not be too rich for areas like that. And I'll just tack on to that. And considering you're going to be so low leverage still after the combination, what do you see the hedging strategy looking like going forward?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. So let me just talk about the price environment quickly, Noel. And then I'll move on to, just at a high level hedging philosophy.

The price environment -- a rising tide floats all boats. So if the price file increases, our best wells get better. The gas strip is pretty strong at $3. The oil strip is pretty strong at $65. And as that improves, our best opportunities get better. And we'll continue creaming off the best opportunities.

The beauty of -- you've heard me talk about dynamo in this continuous economic optimization process. The beauty of that process is that it constantly updates -- the algorithms constantly update both the cost model and the revenue model based on the mix, the type curves and the factor input costs on the capital side. And we're going to bring that same kind of algorithm -- continuously optimized algorithm approach across the entire opportunity set.

So we'll look at -- anywhere in the basin, we'll look at outside operated working interest, working interest that we operate that we can buy. Asking price or bid-ask won't be an impediment because we simply won't pay more than we have to. It's -- there will be opportunities to be had. And as the price increases, those opportunities will get better in terms of their own economics, but they have to compete with economics within our portfolio that are also getting better. We're going to find value, and that's going to be true along the western flank, the eastern flank, south in Lowry or north around Hereford. So we'll be looking to build economic value with -- in any price environment. I mean, let me just stop there, Noel, and maybe you can follow-up with another question, if that's not clear.

With regard to hedging, yes, the backwardation definitely makes it a little bit more difficult to take advantage of the strength. It's strong in the short-dated contracts and then fades as you move further out in the strip. We do anticipate that we'll engage in some hedging. I don't anticipate it to be very substantial given the strength of the balance sheet.

I think, generally speaking, companies like ours, who have very strong balance sheets and a low cash cost structure and lots of optionality, can take a little bit more exposure to price because we can go to austerity very quickly as we've demonstrated already. We've got ample flexibility in the operating side of the business.

So we don't have to hedge a great deal and that gives us the opportunity to take exposure to the upside, and that's to the benefit of shareholders. If we do hedge, we like cashless collars. We like wide cashless collars. We try to set the floor somewhere around a breakeven with a with a return that is set at or just above our weighted average cost of capital. And we'll think about purchase puts as well to just give us maximum opportunity and exposure to the upside while protecting any downside risk.

I just think when prices are strong, you don't want to hedge too much because you want to maintain maximum exposure. Let me stop there, Noel, and see if that piques any interest in another question.

Operator

(Operator Instructions) Our next question comes from the line of Phillips Johnston from Capital One.

John Phillips Little Johnston Capital One Securities, Inc., Research Division - Analyst

Congrats. Just one question regarding the inventory that you're picking up. It looks like the oil productivity per foot of the legacy Extraction wells is maybe slightly higher than your legacy wells. So I just wanted to get a sense for how the Extraction wells compare to your legacy wells, just in terms of productivity, oil mix and economics?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. I think let me take a whack at it, and then Matt can fill in when I get close to the end on what I've missed.

So we're lower thermal maturation, lower thermal maturity, we're shallower. And that necessarily means we're going to have richer separator gas, and we're going to have a higher mix of oil and the lower API gravity of the oil that we produce at the separator.

If you take just oil efficiency on a 12-month cumulative basis, you've seen that column chart in our -- the Bonanza Creek standalone deck. It's pretty impressive. But of course, that's just oil. And you would expect that less thermally mature assets that are well stimulated are going to produce high on the oil curve.

When you move further west, of course, you're going to get not only good oil performance out of high-quality reservoir rock, but you're also going to get a lot of gas and a lot of NGLs. And so on an OE basis, those type curves are going to be boomers. They're going to be big, stout. And at this price file, there are going to be very strong economic performers.

Let me pitch it over to Matt and see if he wants to fill in anything where I might have missed.

Matthew R. Owens Extraction Oil & Gas, Inc. - Co-Founder, COO & President

I think you covered it pretty well, Eric. I would say gas is the main difference as you move west. Our wells are going to have an EUR of about 35% oil versus what Bonanza Creek has on the eastern side, which is a lot higher than that. But given the volumes of gas that some of our wells produce, up to 3 million, 4 million or 4.5 million a day, this current gas price is a big economic boost to the wells we're drilling as well. So we might -- our wells are definitely lower on an oil per foot basis, but we make up a lot of that economics with the amount of gas volume that we produce.

John Phillips Little Johnston Capital One Securities, Inc., Research Division - Analyst

Okay. And at current oil and gas prices, how does, I guess, either the rates returns or IRRs or payback periods compare?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Generally speaking, at this price, you're going to get higher project level rates of return along the western flank. And so what you would anticipate as longer laterals where we can take advantage of opportunities to drill and complete.

Given the high gas rates and this current gas and oil strip, I think it's fair to say we're going to see higher rates of return by investing preferentially along the western side. And that's made even more important to us, given 15,000-foot laterals in some of those places, certainly 10,000-foot laterals in most of the places, which really does improve the economies of scale.

Operator

At this time, I'm showing no further questions. I would like to turn the call back over to Eric Greager for closing remarks.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thank you, Gigi. I just wanted to thank everyone for joining us on today's call, and feel free to reach out to anyone on either side, either XOG or BCEI. We'll be happy to schedule one-on-ones and expand on any additional questions.

Thank you, everyone. Good day.

Operator

This concludes today's conference call. Thank you for participating. You may now disconnect.

No Offer or Solicitation

This communication relates to a proposed merger transaction (the “Merger” or “Transaction”) between BCEI and XOG. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transaction, BCEI and XOG intend to file materials with the U.S. Securities and Exchange Commission (the “SEC”), including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4 with respect to the Merger (the “Registration Statement”), of which the Joint Proxy Statement will be a part. After the Registration Statement is declared effective by the SEC, BCEI and XOG intend to send the definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

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BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Transaction. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its amended Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the paragraphs above.

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Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s or XOG’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI and XOG’s plans and expectations with respect to the Transaction and the anticipated impact of the Transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI Common Stock in the Transaction or that shareholders of XOG may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI and XOG; the effects of the business combination of BCEI and XOG, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC, and in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed amended Annual Report on Form 10-K/A, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC.

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